Exhibit 99.2

Financial Results Full year ended 30 June 2014 Galdino Claro, Group Chief Executive Officer Rob Larry, Group Chief Financial Officer 22 August 2014

Disclaimer Cautionary Statements Regarding Forward -Looking Information This presentation may contain forward -looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward -looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. These forward -looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward -looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 16 October 2013. Because these forward -looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward -looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release. All subsequent written and oral forward -looking statements concerning the matters addressed in this presentation and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward -looking statements to reflect events or circumstances after the date of this release. All references to currencies, unless otherwise stated, reflect measures in Australian dollars. 2

Agenda • Results Overview • Regional Performance • Financial Results • Strategic Progress Update • Outlook • Appendix 3

Strong earnings recovery and net cash position Sales Revenue Cash from operations $7,129m -1% $210m 29% Underlying EBITDA 1 Net Cash $242m $42m 27% n/m Underlying EBIT Gearing $119m (net cash) 77% n/m Underlying NPAT Underlying EPS (diluted) $69m 333% 33.6c 336% Statutory NPAT Statutory EPS (diluted) -$89m n/m -43.5c n/m Sales Tonnes Final Dividend 11.8Mt -8% 10.0c n/m 1. Underlying excludes goodwill and other intangible asset impairments, and all other significant items n/m = not meaningful 4

Progress towards 5 year strategic plan 350 A$m 300 250 Clear pathway for further 200 +77% significant EBIT growth EBIT growth 150 in FY14 100 Management Improvement Initiatives 50 Streamline Optimis e Grow 0 FY13 FY14 Streamline Supplier Operational Product Quality Grow Target 1 Underlying Underlying Relationships Excellence & Service EBIT EBIT EBIT & Logistics 1. EBIT target upwardly revised by $16m to account for FY14 positive currency impact 5

Earnings growth driven by Australia and UK Metals Underlying EBIT of $119m, up by 77% A$m +40 +33 119 -21 67 FY13 North America Australasia Europe FY14 Underlying Underlying EBIT 1 EBIT • North America EBIT decreased $21m over FY13 due to lower earnings from electronics recycling (“SRS”) and lower sales volumes in metals recycling, impacted by severe winter weather • Australasia EBIT increased by $33m over FY13 boosted by both stronger sales volumes and an expansion in sales margins in the Australia metals recycling business • Europe EBIT increased $40m over FY13, due to materially improved results in UK Metals and SRS Germany, offset partially by losses in UK SRS 1. Underlying excludes goodwill and other intangible asset impairments, and all other significant items 6

Regional Performance Rob Larry, Group CFO 7

North America Regional Results

A$m	FY14	FY13	Chg %
Sales Revenue	4,253.5	4,534.6	(6.2)
Underlying EBITDA	82.9	102.1	(18.8)
Underlying EBIT	12.7	34.0	(62.6)
Sales Volumes (mt)	8.152	9.377	(13.1)
Sales Margin (%)	16.5%	15.4%	



A$m
+23
102
-89
+48
-10
+9
83
FY13 EBITDA[1]
Sales margins
Volumes
Controllable Costs
Other[2]
FX
FY14 EBITDA

Performance

- North America underlying EBITDA of $83m was lower by 19% over FY13
- Regional results impacted by 13% lower metal recycling volumes, abnormally severe winter weather and certain divestments of non-core businesses
- Lower underlying EBITDA from North America SRS due to competitive market conditions and losses in SRS Canada
- Controllable costs on a constant currency basis reduced by $48m over FY13

Strategic Progress

- Implementation of improved buying practices and divestment of underperforming businesses driving sales margins increase from 15.4% to 16.5%
- Divestiture of non-core Aerospace Metals and Birmingham, AL, Salt Lake City, UT, and Mobile, AL metals recycling assets
- Closure of SRS facilities in Edison, NJ and Dallas, TX and decision to exit the SRS Canada business
- Completion of New England expansion and New York Municipal Recycling Plant in Brooklyn

1. Underlying excludes goodwill and other intangible asset impairments, and all other significant items
2. Other includes, hedging gains and losses, and other income

8

Australasia Regional Results A$m FY14 FY13 Chg % Sales Revenue 1,223.9 1,083.1 13.0 Underlying EBITDA 114.1 78.1 46.1 Underlying EBIT 85.5 52.1 64.1 Sales Volumes (mt) 2,054 1,764 16.4 Sales Margin (%) 28.0% 23.9% A$m +49 +40 +1 -40 -14 114 78 FY13 Sales Volumes Controllable Other 2 FX FY14 EBITDA 1 margins Costs EBITDA Performance • Australasia underlying EBITDA of $114m increased by 46%, primarily driven by stronger earnings from Australia metals recycling • Sales volumes 16% higher over FY13 and sales margins expanded from 23.9% to 28.0% • Australia Metals benefiting from recent capital investments including upgrades at the St Mary’s yard in NSW, and the installation of a downstream non- ferrous recovery plant in VIC • Higher controllable costs due to 14% increase in intake volumes over FY13 Strategic Progress • Commenced new shredder construction in Western Australia. The operations will replace an existing shredder while adding capacity for future market growth. 1. Underlying excludes goodwill and other intangible asset impairments, and all other significant items 2. Other includes, income from JV’s, associates, FX, hedging gains and losses, and other income 9

Europe Regional Results

A$m	FY14	FY13	Chg %
Sales Revenue	1,651.6	1,575.3	4.8
Underlying EBITDA	45.4	10.2	345.1
Underlying EBIT	20.3	(19.2)	NMF
Sales Volumes (mt)	1,609	1,645	(2.2)
Sales Margin[2] (%)	20.0%	18.5%	



A$m
10
+1
-6
+44
-10
+6
45
FY13 EBITDA 1
Sales margins
Volumes
Controllable Costs
Other 3
FX
FY14 EBITDA

Performance

- Europe underlying EBITDA of $45m improved by 345%, driven by solid performance at UK Metals and Germany SRS, more than offsetting increased losses at UK SRS
- Underlying EBITDA margins increased from 0.6% to 2.7% due to improved controls over raw material procurement and controllable cost reductions
- Sales volumes relatively flat despite idling two shredders during FY13
- Controllable costs on a constant currency basis reduced by a further $44m over FY13

Strategic Progress

- Decision made in June 2014 to materially exit the loss making UK SRS business with net EBIT benefit expected to be realised over FY15 and FY16
- Bob Kelman, former President of North America Metals, appointed Managing Director of European Metals to promote further growth of the metals recycling business in Europe

1. Underlying excludes goodwill and other intangible asset impairments, and all other significant items
2. Sales Margin % for FY13 was revised to eliminate the impact of the $64m of UK inventory write-downs and $3m of NRV adjustments
3. Other includes, hedging gains and losses, and other income

10

Product Category Results Underlying EBITA m ) 1 (A$ FY14 FY13 Chg % Ferrous 2 150.5 116.0 29.7 Non Ferrous 61.5 57.0 7.9 SRS 24.8 24.3 2.1 JVs & Other 17.8 12.5 42.4 Corp & Regional Costs (117.8) (120.5) (2.2) Amortisation (18.3) (22.4) (18.3) Underlying EBIT 118.5 66.9 77.1 Sales Volumes (mt3) FY14 FY13 Chg % Ferrous 4 8.401 9.359 (10.2) Ferrous Brokerage 2.847 2.840 0.2 Non Ferrous 0.567 0.550 3.1 Total 11.815 12.786 (7.6) Performance • Ferrous EBITA increased 30%, due to stronger margins per tonne driven by improved buying practices and lower controllable costs • Non-Ferrous EBITA increased 8% due to stronger sales volumes and wider sales margins • SRS EBITA improved 2% driven by stronger earnings in SRS Germany and Australasia, offset partially by losses in SRS Canada and UK SRS • Corporate and Regional costs reduced by 2% due to increased focus on overhead cost reductions at both the corporate and regional levels SRS Sales Revenue by Region –FY14 29% North America Australasia Europe 4% 67% 1. Underlying excludes goodwill and other intangible asset impairments, and all other significant items 2. Includes all Ferrous products (incl. brokerage & NFSR), 3. Sales volumes in million metric tonnes, 4. Excludes Ferrous Brokerage 11

Financial Review Rob Larry, Group CFO 12

Financial Results (A$m) FY14 FY13 Change (%) Sales Revenue 7,129.0 7,193.0 (0.9) Statutory EBITDA 124.8 (42.5) nmf Underlying EBITDA 242.4 190.4 27.3 Statutory EBIT (27.6) (470.4) nmf Underlying EBIT 118.5 66.9 77.1 Interest Expense (23.2) (25.5) 9.0 Interest Income 9.0 7.3 23.3 Net Interest Expense (14.2) (18.2) nmf Tax (Expense) / Benefit (47.1) 21.3 nmf Statutory Net Loss After Tax (88.9) (467.3) nmf Underlying Net Profit After Tax 68.8 15.9 332.7 1. See slide 47 for a reconciliation of statutory to underlying tax expense 2. nmf = not meaningful 13

FY14 Significant Items North Pre-Tax After-Tax (A$m) Australasia Europe America Total Total Non-cash Goodwill & Intangible Asset Impairment $—$28.5 $—$28.5 $22.9 Fixed Asset Impairment (2.4) 12.4 30.9 40.9 41.6 Write-down of Equipment Spares 0.6 0.2—0.8 0.7 Natural Disaster Expenses, Net of Insurance—(2.8)—(2.8) (2.8) Fire Destroyed Assets, Net of Insurance—(5.3)—(5.3) (5.3) Net Reversal of a Loan Impairment—(4.9)—(4.9) (4.9) Inventory Adjustments to Net Realisable Value—0.9—0.9 0.9 Write-down of CTG Derivatives & Equity Acc. Losses 13.0 — 13.0 13.0 Adjustments made by Joint Ventures—3.0—3.0 3.0 Lease Settlements/Onerous Leases—11.2 20.6 31.8 31.5 Redundancies 0.6 8.5 7.6 16.7 16.3 Settlement of Disputes with Third Parties—1.3—1.3 1.3 Costs Associated with new CEO Appointment 0.3 0.7—1.0 0.9 Yard Closure/Dilapidations (0.6) 4.8 5.6 9.8 9.8 Credit Provisions/Losses—3.5—3.5 3.4 Multi-employer Pension Plan Withdrawal—6.3—6.3 6.3 Loss on Sale of Business Divisions 0.1 1.2—1.3 1.2 Other—0.3—0.3 0.3 Write-off of Deferred Tax Asset ——0.0 17.6 Total Significant Items for FY14 $11.6 $69.8 $64.7 $146.1 $157.7 14

Cash Flows (A$m) FY14 FY13 Change (A$m) Net Cash Inflows from Operating Activities 210.1 297.3 (87.2) Capital Expenditure (64.1) (149.0) 84.9 Proceeds from Divestments 38.4 44.9 (6.5) Payments for Acquisitions of Subsidiaries, Net of Cash—(28.1) 28.1 Other Investing Activities, Net 24.8 (13.4) 11.4 Net Cash Outflows from Investing Activities (0.9) (118.8) 117.9 Net Repayments / Borrowings (198.4) (157.3) (41.1) Other Financing Activities, Net (1.3) (29.2) 27.9 Net Cash Outflows from Financing Activities (199.7) (186.5) (13.2) 15

Capital Expenditure A$m Capital Expenditure Depreciation 200 180 160 140 120 100 80 60 40 20 0 FY09 FY10 FY11 FY12 FY13 FY14 FY15 (E) • Increased rigor around capital allocation in FY14 • FY14 capital expenditures reduced to $64m with New England expansion and New York City Municipal Recycling (Phase I) projects now complete, and includes early stage investment for expansion in Western Australia • FY15 capital expenditure expected range from $100 to $120m • FY15 planned expansionary projects include the new yard and shredder plant in Western Australia and upgrade investments at three of our non- ferrous metal recovery plants in North America 16

Financial Strength A$m Net Debt Gearing (RHS) 1 350 12% 300 10% 250 8% 200 6% 150 4% 100 2% 50 0 0% -2% -50 -100 -4% FY09 FY10 FY11 FY12 FY13 FY14 1. Gearing is calculated as Net Debt / (Net Debt + Equity) • Balance sheet strength through debt elimination from cash flows was accomplished in FY14 • Net debt was reduced by $196 million in FY14, to net cash of $42 million, at 30 June 2014 • Financial strength through low gearing is core to our strategy • Undrawn lines of credit are circa $1.3 billion as at 30 June 2014 • Balance sheet capacity and improved management confidence in the outlook support the resumption of a final dividend payment determined for FY14 17

Strategic Progress Update Galdino Claro, Group CEO 18

A clear five-year strategic plan Grow Optimise • Organic market share growth and feeder yard network expansion • Selective acquisitive growth Streamline • Return to growth in Global SRS • Strengthen supplier relationships with asset management and • Exploit local & global logistics • Share operational best practices corporate services offerings • Lead on product quality and • Exit non-strategic businesses services • Further cost reductions 1-2 YEARS 3-4 YEARS 5 YEARS 19

Implementation progress ramping up Streamline Optimise Grow Implementation 1-2 years 3-4 years 5 years FY14 Progress • Decision to exit SRS business • Transactional profitability • Volume decline in FY14 due to in UK and Canada reporting implemented in a mix of divestments, adverse • North America Metals selected operating regions weather and market factors consolidation into 3 regions • Rollout of new transport cost • Market share remained steady • Exit of non-core Aerospace reporting tools in FY14 within core markets Metals, Utah and Gulf-region • First shipments of custom • CFO relocation from Chicago value added product to New York head office FY15 Objectives • Wind down of SRS business in • Establish Project Management • Ramp up of recent investment UK and Canada Ofiice(PMO) to drive strategy in Australia and New England • 50% of target $32 million EBIT implementation and reporting • Add to feeder yard network in annual streamline benefits across the group • SRS growth in emerging expected to be achieved • Full roll out of transactional markets including South Africa, profitability management tools Dubai, and SE Asia • New shredder and yard • Further expansion of SRS expansion in Western Australia asset management platform 20

Early stage gains from strategy being realised



A$m
140
120
100
80
60
40
20
0
67
0
+31
+19
0
-14
+16
119
Streamline
Optimise
Grow
FY13 Underlying EBIT
Streamline
Supplier Relationships & Logistics
Operational Excellence
Product Quality & Service
Grow
Currency Benefit
FY14 Underlying EBIT

Streamline	Optimise	Grow
• EBIT benefits from streamline actions to be realised over FY15 and FY16	• Gains from Supplier Relationships & Logistics starting to flow through in stronger sales margins • Operational Excellence gains being made through controllable cost reductions and improved material yields • Product Quality & Service strategies to be progressively initiated over FY15	• Volumes negatively impacted by abnormally severe winter weather and divestments of non-core businesses • Market share retained in core-markets

21

Outlook Galdino Claro, Group CEO 22

Outlook • Implementation of five year strategic plan is gathering pace, with further benefits from our Streamline and Optimise phases to be delivered in FY15 • 50% of the $32 million in annual EBIT benefits from our Streamline program to be achieved in FY15 • FY15 capex is expected to be between $100 million to $120 million • FY15 expansionary projects include a new yard and shredder plant in Western Australia; • Upgrade investments at three of our non-ferrous metal recovery plants in North America • At this early stage of trading in FY15, intake volume has shown minor sequential improvement across all regions • Maintain conservative view that external market conditions in the near-term will remain constrained 23

Appendix A External Operating Environment

External Operating Environment United States Australia United Kingdom GDP Growth 1 4.0% 3.5% 3.1% Unemployment 2 6.2% 6.4% 6.4% Consumer 91 99 -2 Confidence 3 Purchasing 58 51 55 Managers Index4 New Car Sales5 16.4m 1.1m 2.6m Steel Production 6 87.0mt 4.6mt 11.9mt 1) Annual GDP growth (source: BEA, ABS, ONS) 2) Latest monthly data (source: BLS, ABS, ONS) 3) Latest monthly data (source: Conference Board, WestPac, GfK NOP) 4) Latest monthly data, >50 indicates expansion (source: ISM, AIG, Markit) 5) Annualised vehicle sales (source: Wards Auto, ABS, SMMT) 6) 2013 crude steel production change over previous year (source: WSA) Improvement / decline on the prior period 25

Appendix B Reporting segment information

Financial Overview FY 2014 FY 2013 Change (%) Sales Revenue ($m) 7,129.0 7,193.0 (0.9) EBITDA ($m) 124.8 (42.5) (393.6) Underlying EBITDA ($m)* 242.4 190.4 27.3 Goodwill & Intangible Asset Impairment ($m) 28.5 304.4 (90.6) Depreciation ($m) 105.6 101.1 4.5 Amortisation ($m) 18.3 22.4 (18.3) EBIT ($m) (27.6) (470.4) (94.1) Underlying EBIT ($m)* 118.5 66.9 77.1 NPAT ($m) (88.9) (467.3) (81.0) Underlying NPAT ($m)* 68.8 15.9 332.7 EPS (cents) – diluted (43.5) (228.6) (81.0) Underlying EPS (cents) – diluted* 33.6 7.7 336.4 Net cash inflow from operating activities ($m) 210.1 297.3 (29.3) Capital Expenditures ($m) 64.1 149.0 (57.0) Net (Cash) Debt ($m) (42.3) 153.8 (127.5) Net (Cash) Debt/[Net (Cash) Debt +Equity] (%) nmf 7.4% (132.0) Sales Tonnes (‘000) 11,814 12,786 (7.6) Full Fiscal Year Dividend Determined (cents per share) 10.0 0.0—*Underlying EBITDA, EBIT, NPAT and EPS are adjusted to exclude significant items as listed on slides 31 and 32. 27

Sales Revenue by Region FY 2014 FY 2013 17.2% 21.9% 15.1% 23.2% Australasia North America Europe 59.6% 63.0% $m FY 2014 FY 2013 Change (%) • Decline in North America sales revenue primarily relates to a 10% decline in sales Australasia 1,223.9 1,083.1 13.0 volume. North America 4,253.5 4,534.6 (6.2) Europe 1,651.6 1,575.3 4.8 Total $7,129.0 $7,193.0 (0.9) 28

Sales Revenue by Product FY 2013 0.8% 13.5% 48.1% 18.8% 14.5% 4.3% • Ferrous brokerage sales associated with SAR JV were $519.1 million and $577.4 million, in FY 2014 and FY 2013, respectively. • The increase in NFSR sales and decrease in Recycling Solutions sales in FY14 is the result of a change in presentation of sales from the heavy media plant in the UK from Recycling Solutions in FY13 to NFSR in FY14. 29 FY 2014 0.8% Ferrous Trading 12.8% Non Ferrous Shred Recovery 46.6% Ferrous Brokerage 19.1% Non Ferrous Trading Recycling Solutions 15.8% Manufacturing/Other 4.9% $m FY 2014 FY 2013 Change (%) Ferrous Trading $3,322.0 $3,462.6 (4.1) Non Ferrous Shred Recovery 352.5 312.3 12.9 Ferrous Brokerage 1,126.9 1,042.1 8.1 Non Ferrous Trading/Brokerage 1,361.5 1,353.0 0.6 Recycling Solutions 909.8 968.8 (6.1) Manufacturing/Other 56.3 54.2 3.9 Total $7,129.0 $7,193.0 (0.9)

EBITA (pre -goodwill & intangible asset impairment) by Region $100 74.9 $50 10.1 millions) $0 FY 2014 in (11.7) (8.7) (18.3) FY 2013 -$50 (44.0) (22.4) $ ’s ( -$100 -$150 (145.0) $m FY 2014 FY 2013 Change (%) 1. EBITA by Region is before any add-back of significant items other than the amortisation of Australasia (2) 76.8 18.9 306.3 intangibles and goodwill and other intangible asset impairment. North America (2) (15.3) (2.8) 446.4 2. EBITA by Region was adversely impacted by significant items other than goodwill and Europe (2) (44.0) (145.0) (69.7) intangible asset impairments as follows: EBITA by Region (1) $17.5 ($128.9) (113.6) FY 2014 FY 2013 Amortisation of intangibles (18.3) (22.4) (18.3) Australasia $11.6 $42.9 EBIT (pre-goodwill & intangible asset impairment) $0.9 ($166.0) (100.5) North America $41.3 $62.3 Goodwill & other intangible asset impairment (28.5) (304.4) (90.6) Europe $64.7 $127.7 EBIT (post-goodwill & intangible asset impairment) ($27.6) ($470.4) (94.1) Total $117.6 $232.9 30

Significant Items by Region – FY 2014

$m	Australasia	North America	Europe	Pre-Tax Total	After-Tax Total
	FY 2014				
Non-cash Goodwill & Intangible Asset Impairment	$ -	$28.5	$ -	$28.5	$22.9
Fixed Asset Impairment	(2.4)	12.4	30.9	40.9	41.6
Write-down of Equipment Spares	0.6	0.2	-	0.8	0.7
Natural Disaster Expenses, Net of Insurance Recoveries	-	(2.8)	-	(2.8)	(2.8)
Fire Destroyed Assets, Net of Insurance Recoveries	-	(5.3)	-	(5.3)	(5.3)
Net Reversal of a Loan Impairment	-	(4.9)	-	(4.9)	(4.9)
Inventory Adjustments to Net Realisable Value	-	0.9	-	0.9	0.9
Write-down of CTG Derivatives and Equity Accounted Losses	13.0	-	-	13.0	13.0
Adjustments made by Joint Ventures	-	3.0	-	3.0	3.0
Lease Settlements/Onerous Leases	-	11.2	20.6	31.8	31.5
Redundancies	0.6	8.5	7.6	16.7	16.3
Settlement of Disputes with Third Parties	-	1.3	-	1.3	1.3
One-time Costs Associated with New CEO	0.3	0.7	-	1.0	0.9
Yard Closure/Dilapidations	(0.6)	4.8	5.6	9.8	9.8
Credit Provisions/Losses	-	3.5	-	3.5	3.4
Multi-employer Pension Plan Withdrawal Liability	-	6.3	-	6.3	6.3
Loss on Sale of Business Divisions	0.1	1.2	-	1.3	1.2
Other	-	0.3	-	0.3	0.3
Write-off of Deferred Tax Asset	-	-	-	0.0	17.6
Total Significant Items for FY2014	$11.6	$69.8	$64.7	$146.1	$157.7

31

Significant Items by Region – FY2013 After-Tax Australasia North America Europe Pre-Tax Total Total $m FY 2013 Non-cash Goodwill & Intangible Asset Impairment $—$300.7 $3.7 $304.4 $270.8 Impairment of Investment in Associate 14.9—14.9 14.9 Fixed Asset Impairment—17.1 44.1 61.2 54.7 Write-down of equipment spares — 5.1 5.1 5.1 Natural Disaster expenses, net of insurance —4.3—4.3 2.7 recoveries Impairment of Loan Receivable—4.8—4.8 3.0 UK Inventory Write-downs — 63.9 63.9 63.9 Inventory Adjustments to Net Realisable Value—2.8 3.2 6.0 4.9 Write-down of CTG derivatives and equity accounted 21.3 — 21.3 21.3 losses Lease Settlements / Onerous Leases 0.1 8.7 4.3 13.1 9.7 Redundancy Provisions 0.5 4.8 2.0 7.3 5.0 Settlement of a Dispute with a Third Party—4.7—4.7 4.7 Share-based Compensation expense related to —3.4—3.4 2.1 former CEO Yard Closure / Dilapidations 3.8 0.5 4.2 8.5 7.2 Credit Losses—1.1 1.8 2.9 2.0 Transaction & Other Acquisition Costs 1.0 1.2 0.9 3.1 2.4 Loss on Sale of Business Divisions—10.1—10.1 10.0 Commercial Settlements—(1.5) (1.8) (3.3) (2.7) Loss/(Gain) on Sale of Jointly Controlled Assets and 1.3 0.3—1.6 1.5 Entities Total Significant Items for FY2013 $42.9 $363.0 $131.4 $537.3 $483.2 32

EBITA (pre-goodwill & intangible asset impairment) by Product



$150
$100
$50
$0
-$50
-$100
($'s in millions)
136.4
44.4
9.7
13.7
60.9
42.1
(63.7)
(65.1)
4.2
(28.7)
Fe Trading
Fe Brokerage
NF Trading / Brokerage
Recycling Solutions
Mfg/JV's/Other
FY 2014
FY 2013

$m	FY 2014	FY 2013	Change (%)
Ferrous Trading (incl. NFSR)	136.4	44.4	207.2
Ferrous Brokerage	9.7	13.7	(29.2)
Non Ferrous Trading/Brokerage	60.9	42.1	44.7
Recycling Solutions	(63.7)	(65.1)	(2.2)
Manufacturing/JVs/Other	4.2	(28.7)	(114.6)
EBITA by Product	**$147.5**	**$6.4**	**2,204.7**
Group & Regional Corporate Costs	(128.3)	(150.0)	(14.5)
Amortisation of intangibles	(18.3)	(22.4)	(18.3)
EBIT (pre-goodwill & intangible asset impairment)	**$0.9**	**($166.0)**	**(100.5)**

- EBITA by product is presented pre-corporate costs (both group and regional head office costs) and amortisation of intangibles.
- EBITA by product is before add back of significant items and does not reflect any allocation of the write-off of goodwill and intangible asset impairments to the product categories.
- Recycling Solutions includes adverse impact from inventory adjustments of $0 million in FY2014 and $48 million in FY2013 and other significant items of approximately $83 million in FY2014 and $41 million in FY2013.
- Manufacturing/JV's/Other includes adverse impact from significant items of approximately $3 million and $39 million in FY2014 and FY2013, respectively.
- Significant items included in the Group & Regional Corporate Costs totalled approximately $34 million in FY2014 and $40 million in FY2013.

33

EBIT (pre-goodwill and intangible asset impairment) Change by Product 60 40 20 0.9 0 4.1 million -20 21.7 $ -40 32.9 -60 1.4 18.8 -80 -166.0 -100 -120 88.0 -140 -160 -180 Ferrous Non-ferrous FY13 Restated Recycling Mfg/ JV’s/ Corporate Amortisation of Trading & Trading & FY14 EBIT EBIT Solutions Other Costs intangibles Brokerage Brokerage 34

EBIT (pre-goodwill and intangible asset impairment) Change by Region 60 40 20 0 4.1 0.9 million -20 $ -40 101.0 -60 -80 -166.0 -100 -3.0 -120 -140 64.8 -160 -180 FY13 Restated Amortisation of Australasia North America Europe FY14 EBIT EBIT intangibles 35

Intake Volumes by Region FY 2014 FY 2013 [Graphic Appears Here] Total Tonnes (‘000’s) FY 2014 FY 2013 Change (%) Australasia 2,009 1,758 14.3 North America 8,181 9,087 (10.0) Europe 1,593 1,608 (0.9) Total 11,783 12,453 (5.4) 12.9% 14.1% 73.0% • Increase in Australasia reflects market gains in Australia from both organic growth and tuck-in acquisitions. • Decrease in North America relates to divestiture of business in Alabama, idling of the Gulf Region, and weak scrap generation impacting overall supply. 36

Intake Volumes by Product FY 2014 Ferrous Shredded 4.7% 0.0% (incl. NFSR) Other Processed Ferrous 24.2% 34.8% Ferrous Brokerage Non Ferrous Trading/Brokerage Other 36.3% Total Tonnes (‘000’s) FY 2014 FY 2013 Change (%) Ferrous Shred (inc. NFSR) 4,091 4,416 (7.4) Other Processed Ferrous 4,278 4,584 (6.7) Ferrous Brokerage 2,857 2,866 (0.3) Non Ferrous Trading/Brokerage 557 556 0.2 Other 0 31 (100.0) Total 11,783 12,453 (5.4) FY 2013 4.5% 0.2% 23.0% 35.5% 36.8% • Ferrous brokerage tonnes associated with SAR JV were 1.4 million and 1.5 million tonnes for FY 2014 and FY 2013, respectively. • Decline in Ferrous Shred and Other Processed Ferrous mostly relate to North America. • Elimination of Other tonnes relate to reclassification of heavy media plant in FY14. 37

Sales Volumes by Region FY 2014 13.6% 17.4% Australasia North America Europe 69.0% Total Tonnes (‘000’s) FY 2014 FY 2013 Change (%) Australasia 2,054 1,764 16.4 North America 8,152 9,377 (13.1) Europe 1,609 1,645 (2.2) Total 11,815 12,786 (7.6) FY 2013 12.9% 13.8% 73.3% • Sales remained in balance with intake volumes. • Increase in Australasia reflects market gains in Australia from both organic growth and tuck-in acquisitions. • Decrease in North America relates to divestiture of business in Alabama, idling of the Gulf Region, and weak scrap generation impacting overall supply. 38

Sales Volumes by Product FY 2014 Ferrous Shredded 4.8% 0.0% (incl. NFSR) Other Processed Ferrous 24.1% 36.2% Ferrous Brokerage Non Ferrous Trading/Brokerage Other 34.9% Total Tonnes (‘000’s) FY 2014 FY 2013 Change (%) Ferrous Shred (inc. NFSR) 4,275 4,512 (5.3) Other Processed Ferrous 4,126 4,847 (14.9) Ferrous Brokerage 2,847 2,840 0.2 Non Ferrous Trading/Brokerage 567 550 3.1 Other 0 37 (100.0) Total 11,815 12,786 (7.6) FY 2013 4.3% 0.3% 22.2% 35.3% 37.9% • Ferrous brokerage tonnes associated with SAR JV were 1.4 million and 1.5 million tonnes for FY 2014 and FY 2013, respectively. • Declines in Ferrous Shred and Other Processed Ferrous in FY14 relate primarily to North America. • Elimination of Other tonnes relate to reclassification of heavy media plant in FY14. 39

Sales by Destination FY2014 FY2013 10% 12% Domestic 12% USA / Canada 32% 11% 37% South / Central America Europe Middle East 12% 13% China & HK 1% Northeast Asia 4% 3% 1% SE Asia / Oceania 3% 3% 21% 25% 40

Group Income Statement $m FY 2014 FY 2013 Change ($) Change (%) Sales Revenue $7,129.0 $7,193.0 ($64.0) (0.9) EBITDA 124.8 (42.5) 167.3 (393.6) Underlying EBITDA 242.4 190.4 52.0 27.3 EBIT (27.6) (470.4) 442.8 (94.1) Underlying EBIT 118.5 66.9 51.6 77.1 Net Interest Expense (14.2) (18.2) 4.0 (22.0) Tax (Expense) Benefit (47.1) 21.3 (68.4) (321.1) Net (Loss) Profit After Tax ($88.9) ($467.3) $378.4 (81.0) Underlying Net Profit After Tax $68.8 $15.9 $52.9 332.7 41

Group Balance Sheet As of 30 June As of 30 June $m 2014 2013 Change ($) Change (%) Current Assets $1,107.0 $1,149.3 (42.3) (3.7) Non-current Assets 1,542.4 1,768.1 (225.7) (12.8) Total Assets 2,649.4 2,917.4 (268.0) (9.2) Current Liabilities 677.6 671.4 6.2 0.9 Non-current Borrowings 14.4 189.1 (174.7) (92.4) Other Non-current Liabilities 123.5 127.7 (4.2) (3.3) Total Liabilities 815.5 988.2 (172.7) (17.5) Net Assets $1,833.9 $1,929.2 (95.3) (4.9) Net (Cash) Debt ($42.3) $153.8 (196.1) (127.5) Net (Cash) Debt/[Net (Cash) Debt +Equity] (%) nmf 7.4% — 42

Group Cash Flow $m FY 2014 FY 2013 Change ($) (Loss) / Profit for the year ($88.9) ($467.3) $378.4 Adjustments for non-cash items Depreciation and amortisation 123.9 123.5 0.4 Unrealised loss/(gain) on held for trading derivatives 8.5 (2.1) 10.6 Impairment of goodwill, PP&E & intangible assets 69.4 365.6 (296.2) Impairment in investment in an associate 0.0 14.9 (14.9) Loss/(Gain) on sale of joint ventures and assets 0.0 0.3 (0.3) Loss on sale of business divisions 1.3 10.1 (8.8) Share-based payments 11.8 16.1 (4.3) Equity accounted profits net of dividends received 10.8 25.1 (14.3) Other 2.1 8.7 (6.6) Change in operating assets and liabilities 71.2 202.4 (131.2) Net cash inflow from operating activities $210.1 $297.3 ($87.2) Payments for PP&E ($64.1) ($149.0) $84.9 Payments on acquisitions of subsidiaries, net of cash acquired 0.0 (28.1) 28.1 Payments for other financial assets (1.1) (1.4) 0.3 Loan repayments from third parties, net 19.4 1.6 17.8 Proceeds from sale of PP&E 4.8 4.8 0.0 Proceeds from sale of business divisions 38.4 44.9 (6.5) Proceeds from sale of other financial assets 1.7 1.1 0.6 Proceeds from sale of jointly controlled entities and assets 0.0 7.3 (7.3) Net cash outflow from investing activities ($0.9) ($118.8) $117.9 Net cash inflows from operating & investing activities $209.2 $178.5 $30.7 43

North America Regional Results FY 2014 FY 2013 Change (%) Sales Revenue ($m) 4,253.5 4,534.6 (6.2) EBITDA ($m) 41.6 39.8 4.5 Underlying EBITDA ($m) (1) 82.9 102.1 (18.8) Depreciation ($m) 53.3 48.5 9.9 EBITA ($m) (11.7) (8.7) 34.5 Underlying EBITA ($m) (1) 29.6 53.6 (44.8) Goodwill & Intangible Asset Impairment ($m) 28.5 300.7 (90.5) Amortisation of intangibles ($m) 16.9 19.6 (13.8) EBIT ($m) (57.1) (329.0) (82.6) Underlying EBIT ($m) (1) 12.7 34.0 (62.6) Assets ($m) 1,494.0 1,660.0 (10.0) Intake Volumes (000’s) 8,181 9,087 (10.0) Sales Volumes (000’s) 8,152 9,377 (13.1) Employees 3,354 3,618 (7.3) Sales Margin (%) 16.5% 15.4%—(1) Underlying EBITDA, EBITA and EBIT are adjusted for significant items. See schedule of significant items on pages 31 and 32. (2) Includes Unallocated Group Corporate items. These items totaled ($6.1m) and $2.5m in FY14 and FY13 respectively. 44

Australasia Regional Results FY 2014 FY 2013 Change (%) Sales Revenue ($m) 1,223.9 1,083.1 13.0 EBITDA ($m) 102.5 35.2 191.2 Underlying EBITDA ($m) (1) 114.1 78.1 46.1 Depreciation ($m) 27.6 25.1 10.0 EBITA ($m) 74.9 10.1 641.6 Underlying EBITA ($m) (1) 86.5 53.0 63.2 Goodwill Impairment ($m) 0.0 0.0 -Amortisation of intangibles ($m) 1.0 0.9 11.1 EBIT ($m) 73.9 9.2 703.3 Underlying EBIT ($m) (1) 85.5 52.1 64.1 Assets ($m) 629.3 672.0 (6.4) Intake Volumes (000’s) 2,009 1,758 14.3 Sales Volumes (000’s) 2,054 1,764 16.4 Employees 1,016 984 3.3 Sales Margin (%) 28.0% 23.9%—(1) Underlying EBITDA, EBITA and EBIT are adjusted for significant items. See schedule of significant items on pages 31 and 32. (2) Includes Unallocated Group Corporate items. These items totaled $1.5m and $8.8m in FY14 and FY13 respectively. 45

Europe Regional Results FY 2014 FY 2013 Change (%) Sales Revenue ($m) $1,651.6 $1,575.3 4.8 EBITDA ($m) ($19.3) ($117.5) (83.6) Underlying EBITDA ($m) (1) $45.4 $10.2 345.1 Depreciation ($m) 24.7 27.5 (10.2) EBITA ($m) ($44.0) ($145.0) (69.7) Underlying EBITA ($m) (1) $20.7 ($17.3) (219.7) Goodwill Impairment ($m) 0.0 3.7 (100.0) Amortisation of intangibles ($m) 0.4 1.9 (78.9) EBIT ($m) ($44.4) ($150.6) (70.5) Underlying EBIT ($m) (1) $20.3 ($19.2) (205.7) Assets ($m) $526.1 $585.4 (10.1) Intake Volumes (000’s) 1,593 1,608 (0.9) Sales Volumes (000’s) 1,609 1,645 (2.2) Employees 1,564 1,718 (9.0) Sales Margin (%) (2) 20.0% 18.5%—(1) Underlying EBITDA, EBITA and EBIT are adjusted for significant items. See schedule of significant items on pages 31 and 32. (2) Sales Margin % for FY13 was revised to eliminate the impact of the $64m of UK inventory write-downs and $3m of NRV adjustments 46

FY14 Income Tax Expense Considerations Profit (Loss) Income Tax $m Before Tax Expense ETR Statutory Result ($41.8) $47.1 112.7% Reconciling Items: Impact of Significant Items 146.1 6.0 Write-off of U.S. Deferred Tax Asset—(17.6) Underlying Losses not Tax Benefited—(5.8) Other—0.4—Underlying Results $104.3 $30.1 28.9% 47